UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DIASYS CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

252858107
(CUSIP Number)

Morris Silverman
c/o MS Management Corporation
790 Estate Drive, Suite 100
Deerfield, Illinois 60015
(847) 919-4807
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 252858107

1.	NAMES OF REPORTING PERSONS

     Morris Silverman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)    [   ]
(b)    [ x ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	[    ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF		7.	SOLE VOTING POWER: 0
SHARES BENE-
FICIALLY		8.	SHARED VOTING POWER:  1,377,256
OWNED BY
EACH REPORT-	9.	SOLE DISPOSITIVE POWER:	0
ING PERSON
WITH 			10.	SHARED DISPOSITIVE POWER:  1,377,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,377,256

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[    ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.92%

14.	TYPE OF REPORTING PERSON

IN





CUSIP NO. 252858107

1.	NAMES OF REPORTING PERSONS

     	Silverman Family Trust UA 12/13/90

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)    [   ]
(b)    [ x ]

3.	SEC USE ONLY


7.	SOURCE OF FUNDS

00

8.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	[    ]

9.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF		7.	SOLE VOTING POWER: 0
SHARES BENE-
FICIALLY		8.	SHARED VOTING POWER:  1,377,256
OWNED BY
EACH REPORT-	9.	SOLE DISPOSITIVE POWER:	0
ING PERSON
WITH 			10.	SHARED DISPOSITIVE POWER:  1,377,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,377,256

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[    ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.92%

15.	TYPE OF REPORTING PERSON

OO



ITEM 1.	SECURITY AND ISSUER.

   This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of DiaSys Corporation (the "Company"). The address of the Company's principal executive office is 81 West Main Street, Waterbury,CT 06702.


ITEM 2.	IDENTITY AND BACKGROUND.

(a)	- (c)  This Statement is being filed by the Silverman Family Trust UA
12/13/90 (the "Trust") and Morris Silverman (the "Silverman" and,
together with the Trust, the "Reporting Persons").  The Trust was organized in the State of Illinois.  The address of the Reporting Persons is c/o MS Management
(b)	Corporation, 790 Estate Drive, Deerfield Point, IL 60015.  Silverman is
Chairman of the Board of MS Management Corporation, a private company, and is a trustee of the Trust. The Trust was formed for estate planning purposes.

(c)	- (e)  During the last five years, neither of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial

(d)	or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Silverman is a citizen of the United States of America.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Trust purchased 400,000 shares of the Company's Common Stock on the open market during an approximately six-month period commencing in October 2001 at various prices averaging $1.03 per share using funds provided by its grantor, Silverman.

The Trust then purchased an additional 977,256 shares of the Company's
Common Stock on April 10, 2002, at a purchase price of $0.673 per share using funds provided by Silverman, its grantor. This purchase was made in accordance with the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement"), among the Company, the officers and directors of the Company together with certain persons, including the Trust (the officers and directors and such persons being the "Purchasers"), and each of BH Capital Investments, L.P. ("BH Capital") and Excalibur Limited Partnership (together with BH Capital, the "Sellers"). The purpose of the Stock Purchase Agreement was to facilitate to sale by the Sellers of an aggregate of 2,228,812 shares of Common Stock owned by them (the "Sellers' Shares") to the Purchasers, each of whom purchased a portion of the Sellers' Shares. The Trust, one of the Purchasers, purchased 977,256 of the Sellers' Shares pursuant to the Stock Purchase Agreement.

ITEM 4.	PURPOSE OF TRANSACTION.

The Trust purchased the shares of Common Stock beneficially owned by it and Silverman for investment purposes and with a view to making a profit.

Neither of the Reporting Persons has any plans or proposals which would relate to or result in:

(a)	The acquisition of additional securities of the Company, or the disposition of securities of the Company;

	(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company;

	(c)	A sale or transfer of a material amount of assets of the Company;

	(d)	Any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present capitalization or dividend policy of the Company;

	(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	Any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	- (b)  The Reporting Persons share beneficial ownership and
voting and dispositive power with respect to 1,377,256 shares of the Company's Common
(b)	Stock, which represents approximately 13.92% of the issued and outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 9,893,721 shares outstanding, which is the total number of shares outstanding on May 15, 2002, as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

(c)	The Reporting Persons did not purchase any of the shares of Common
Stock described in this Schedule 13D within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's Common Stock owned by the Reporting Persons.

	(e)	Not applicable.

ITEM 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

		The Reporting Persons acquired 977,256 shares of the Common Stock owned by them pursuant to the Stock Purchase Agreement described in Item 3 above.

ITEM 7.  	MATERIAL TO BE FILED AS EXHIBITS.

	Item No.			Description

	   1			Stock Purchase Agreement, made and entered into
effective April 1, 2002, by and among DiaSys
Corporation, the officers and directors of DiaSys
Corporation together with certain individuals, and each of BH Capital Investments and Excalibur Limited
Partnership.



	SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	July 18, 2002				SILVERMAN FAMILY TRUST UA
								12/13/90


								By:_/s/ Morris Silverman______
								   Name:  Morris Silverman
								   Title:  Trustee


Dated:   	July 18, 2002				__/s/ Morris Silverman___________
Morris Silverman





EXHIBIT INDEX

	Item No.			Description

	   1			Stock Purchase Agreement, made and entered into
effective April 1, 2002, by and among DiaSys
Corporation, the officers and directors of DiaSys
Corporation together with certain individuals, and each of BH Capital Investments and Excalibur Limited
Partnership.
















































STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement"), is made and entered into effective April 1, 2002 by and among DiaSys Corporation, a Delaware Corporation (the "Company"), the Officers and Directors of the Company together with certain individuals (the "purchasers"), and each of BH Capital Investments, L.P., a limited partnership ("BH Capital") and Excalibur Limited Partnership, a limited partnership ("Excalibur"). BH Capital and Excalibur may be referred to herein as a "Seller" and collectively as the "Sellers."

WHEREAS, Each of the Sellers and the Company entered into a Stock
Repurchase Agreement, dated as of November 2001, (the "Stock Repurchase Agreement"), pursuant to which the Sellers agreed to grant to the Company an option to repurchase all of the outstanding shares of the Company's Sees A Convertible Preferred Stock, $.001 par value (the "Preferred Stock") and all of the warrants (the "Warrants) held by or to be issued to the Sellers to purchase shares of the Company's common stock, $.001 par value (the "Common Stock");

WHEREAS, the Company was without sufficient funds or resources to exercise the call provision contained in the Stock Repurchase Agreement;

WHEREAS, the Sellers will exercise their right to convert all of the Preferred Stock and all accrued interest thereon held by such Sellers at a conversion rate of $0.82 per share, and waive any rights the Sellers may have to receive Warrants as a result of the Sellers' exercise of their conversion rights, yielding 2,528,812 shares of Common Stock and no Warrants, leaving a zero balance in all respects to the Preferred Stock on the books of the Company (the "Conversion Right"); and

WHEREAS, The Sellers, contemporaneously with exercise of their Conversion Rights, wish to sell 2,228,812 shares of the Common Stock (the "Subject Shares") to the Purchasers, and the Purchasers wish to purchase the Subject Shares from the Sellers, on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, the parties hereby agree as follows:

1.	Sale and Purchase of Shares.  Each Seller hereby agrees to sell, assign, and transfer to Purchasers, and Purchasers hereby agree to purchase from the Sellers, all of such Sellers' respective right, title and interest in the Subject Shares for an aggregate purchase price of $1,500,000.00 or $0.673 per share (the "Purchase Price") in accordance with the terms of this Agreement. Sellers shall retain from the conversion art aggregate of 300,000 shares of Common Stock.

2.	Registrations Rights.  The Company agrees to keep the Registration
Statements on Form S-3, declared "Effective" by the United States Securities and Exchange Commission (the "SEC") on the 4th day of April 2000, 14th day of August 2000, and the 25th day of June 2001, effective at all times pursuant to Rule 415 until the earlier of (i) the date as of which the Sellers may sell all of the common shares of the Company that they have acquired pursuant to their Conversion Right without restriction pursuant to Rule 144(k) Promulgated under the Securities Act of 1933, or, (ii) the date upon which the Sellers have sold all of the common shares of the Company that they have acquired pursuant to their Conversion Right.

3.	Representations and Warranties of Sellers Regarding the Shares.
Sellers, jointly and severally, represents and warrants to the Purchaser as follows:

3.1	Title to the Shares.  Subsequent to the exercise of the
Conversion Right, each Seller will own, beneficially and of record, and will have good and marketable title to, the Subject Shares being sold by such Seller pursuant to this Agreement, free and clear of any and all covenants, conditions, restrictions, security agreements, equities, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

3.2	Required Actions; Authority.  Each Seller will have the full right, power, capacity and authority to enter into this Agreement, the Stock Powers and to sell, assign and transfer to the Purchaser such Seller's Subject Shares and, upon consummation of the purchase contemplated by this Agreement, Purchaser will acquire from such Seller good and marketable title to such Subject Shares, free and clear of any and all covenants, conditions, restrictions, security agreements, equities, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever. All actions necessary to be taken by each Seller in connection with the transactions contemplated by this Agreement have been and will be duly and validly taken, and this Agreement, and the Stock Powers to be executed and delivered by or on behalf of each Seller pursuant to this Agreement and the Escrow Agreement, will be duly and validly executed and delivered by each Seller. This Agreement and the Escrow Agreement shall constitute the legal, valid and binding obligation of each Seller and will be enforceable against such Seller in accordance with its terms.

3.3	No Conflicts.  The execution, delivery and performance by
each Seller of this Agreement and the transactions contemplated hereby does not and will not (a) constitute a violation of, conflict with, result in a breach, acceleration, right of termination, or default under, any law, agreement, or other obligation applicable to Seller or the Subject Shares sold by such Seller to Purchaser hereunder, or (b) require Sellers to obtain any approval, consent or waiver of, any person or entity (governmental or otherwise).

3.4	No Brokerage Fees.  No person or entity will be entitled to
any brokerage commission, finder's fee or like payment from Sellers in connection with the transactions contemplated by this Agreement and the Escrow Agreement.

3.5	Standstill.  The Sellers, individually and jointly,
represent and warrant to the Purchasers and the Company that they shall refrain from (i) selling or purchasing any shares of the Company's Common Stock; (ii) converting or exercising any of the Series A Preferred Stock or Warrants, except as required pursuant to this Agreement; or (iii) registering any additional shares in connection with the Series A Preferred Stock or Warrants up to and through April 12, 2002.

3.6	Restriction on Further Sale.  The Sellers, jointly and
severally, covenant to the Purchaser and the Company that each Seller shall sell, in their own name or in the name of any third party, a maximum of seventy thousand (70,000) shares of Common Stock (the "Maximum Amount") in the aggregate owned by the Sellers in any given calendar month (the "Restriction."), and shall not solicit or otherwise induce any other person or entity including without limitation any affiliate of each Seller, to do any of the same.

3.7	Cancellation and Waiver of Warrants.  In consideration of
the purchase by purchasers of the Subject Shares, each of the Sellers hereby agree to the cancellation of, and hereby forfeits, all right and entitlement to the Warrants held by such Sellers to purchase shares of the Company's Common Stock, and shall further act as necessary to waive entitlement, if any, to issuance of additional Warrants pursuant to such sellers conversion of the Series A Preferred Stock. The Company and each of the Sellers agree to take any and all necessary steps to effectuate the cancellation of such Warrants, including but not limited to notification to the applicable ''Warrant Agents." The term "Warrants" shall include, but shall not be limited to, any and all warrants issued and delivered to the Sellers in connection with (i) the Stock Purchase Agreement dated as of February 7, 2000, as amended on June 28, 2000 and November 30, 2000 by and between the Company and the Sellers; and (ii) the letter of commitment dated March 2001 by and between the Company and BH Capital.

4.	Restriction on Further Sale by Certain Purchasers.  Purchasers who
are either an officer or director of the Company (the "Related Purchasers"), jointly and severally, covenant to the Company that each of the Related Purchasers shall sell, in their own name or in the name of any third party, a maximum of seventy thousand (70,000) shares of Common Stock hereby acquired (the "Maximum Amount") in the aggregate, by the Related Purchasers in any given calendar month, and shall not solicit or otherwise induce any other person or entity, including without limitation, any affiliate of each of the Related Purchasers, to do any of the same.

5.	Closing and Delivery.  The closing of the sale, purchase and delivery of the Subject Shares (the "Closing") shall be as set forth in Schedule A attached hereto.

6.	Miscellaneous.

6.1	Governing Law.  This Agreement shall be governed in all
respects by the internal substantive laws, and not the laws of conflicts, of the State of Delaware.

6.2	Survival.  The representations, warranties and agreements
made herein by Sellers shall survive any investigation made by Purchaser and the Company, and shall also survive the Closing.
6.3	Successors and Assigns.  The provisions hereof shall inure
to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

6.4	Entire Agreement.  This Agreement and the Exhibits attached
hereto, and Stock Powers delivered pursuant hereto constitute the entire agreement between the parties with regard to the subject matter hereof and no party shall be liable or bound to any other in any manner by any representations, warranties and agreements except as specifically set forth herein and therein.

6.5	Expenses.  The Purchasers, the Company and the Sellers agree to pay their own respective fees and expenses incurred by it in connection with the transaction.

6.6	Severability.  If any provision of the Agreement shall be
determined to be invalid, illegal of unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7	No Prejudice.  This Agreement has been jointly prepared and
negotiated by the parties hereto and the terms hereof shall not be construed in favor of or against any party on account of its participation in such preparation.

6.8	Amendment.  This Agreement may be amended or modified only
upon the written consent of Sellers, Purchaser and the Company.

6.9	Further Actions.  At any time and from time to time, each
party agrees, at her or his expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

6.10	Waivers or Delays.  No delay or omission to exercise any
right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

6.11	Notices.  All notices and other communications given under
this Agreement, shall be in writing and shall be deemed to have been given when delivered by hand or by Federal Express or similar courier service, or transmitted by facsimile (with transmission acknowledgment received) as follows:

If to Sellers:

With a copy to:

If to Purchaser:

With a copy to:

If to the Company:	DiaSys Corporation
81 W. Main Street
Waterbury, CT 06702-2115
Fax:  (203) 755-5105
Attention:

With a copy to:	Katten Muchin Zavis Rosemnan
	575 Madison Avenue
	New York, NY 10022-2595
	Fax  (212) 940-8776
	Attention: Stanley Moskowitz, Esq.

6.12	Headings.  The headings of the sections and subsections of
the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.13	Counterparts.  This Agreement may be executed in any number
of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.





[SIGNATURE PAGE FOLLOWS]




IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.


Purchaser:

By:_______________________________
Name:  Todd M. DeMatteo
Title:  Authorized Representative


BH Capital Investments, L.P.

By: HB & Company, Inc.,
Its General Partner


By:_______________________________
     Name:  Henry Brachfeld
     Title:  Authorized Signatory


Excalibur Limited Partnership

By: Excalibur Capital Management, Inc.
Its General Partner

By:_______________________________
      Name:  William Hechter
      Title:  President


DiaSys Corporation

By:_______________________________
      Name:  Todd M. DeMatteo
      Title:  President/CEO




Schedule A

1.	Purchasers will establish an escrow account at Fleet Bank into which
Purchasers will transfer the Purchase Price by close of business on April 12, 2002.

2.	A bank official will telephonically notify Sellers when the Purchase
Price is available for further disposition.

3.	On or before the date that the Purchase Price is deemed available for further disposition, Sellers will provide the Company with conversion notices, instructions and appropriate documentation to exercise Seller's Conversion Rights in furtherance of the terms of Agreement to which this
Schedule is attached. Sellers will also provide Todd M. DeMatteo with appropriate authorization directing the transfer agent to issue the Subject Shares in accordance with his instructions.

4.	The Company's transfer agent will notify the Company when the conversion, notices, instructions and appropriate documents are sufficient to register the Subject Shares to the Purchasers at which time the Purchasers will instruct the Escrow Account to wire the purchase Price to Seller's in full, regardless of whether the Subject Shares are in fact registered to the Purchasers at the time of such transfer.


(end)